Exhibit 99.1

VIVOPOWER ANNOUNCES SALE OF AUSTRALIAN CRITICAL POWER BUSINESS UNIT

LONDON, April 29, 2024 (NEWSDIRECT) -- VivoPower International PLC (Nasdaq: VVPR, "VivoPower” or the "Company”) is pleased to announce that it has entered into a definitive asset sale agreement for the sale of one of its non-core business units, Kenshaw Electrical (“Kenshaw”), to ARA Group Limited (“ARA”), a leading diversified industrial services group based in Australia. This is in line with VivoPower’s previously announced strategy to focus on reinvesting in its strong growth businesses including Tembo.

Pursuant to the terms of the asset sale agreement, VivoPower will receive approximately A$5.0m in total consideration, subject to final net working capital adjustments.

The asset sale agreement is subject to customary conditions and is expected to complete on July 1, 2024.

VivoPower was advised on this transaction by STS Capital Partners in Singapore.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, the anticipated impact that the events or transactions described in this communication may have on the Company and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, expectations on funding from investors or M&A, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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